

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>Mail Stop 3010</u>

September 2, 2009

J. Kevin McCarthy
General Counsel
Cowen Group, Inc.
1221 Avenue of the Americas
New York, NY 10020

   Re: **LexingtonPark Parent Corp.**
      Amendment No. 1 to Registration Statement on
      Form S-4
      Filed August 17, 2009
      File No. 333-160525

Dear Mr. McCarthy:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to comment 5 of our letter dated August 7, 2009 and your revised disclosure on pages iii and 71.   On page iii, your revised disclosure states that "[t]he transaction agreement has been approved by Ramius's managing member and by members of Ramius who hold in the aggregate more than a majority of the percentage interests of Ramius and accordingly no other vote is required." In addition, on page 71, your revised disclosure states that "[o]n June 3, 2009, Ramius received the consent of its members who hold in the aggregate more than a majority of the percentage interests of Ramius to enter into the

transaction agreement and effect the transaction, as well as the consent of BA Alpine Holdings, Inc." It appears that an investment decision has already been made by the interest holders of Ramius LLC and HVB Alternative Advisors LLC. Thus, it does not appear that the company could register the initial issuance of the Class A common stock to Ramius and HVB on this S-4 registration statement. Please advise. See Rule 145 of the Securities Act and the Division's Compliance and Disclosure Interpretations on the Securities Act Sections, Question 239.13. Also, please discuss whether the company had a valid exemption from registration when offering these securities, if applicable.

2. Your response dated August 17, 2009 briefly describes why you do not believe that each of Cowen Group, Inc. ("Cowen"), Ramius LLC ("Ramius") or LexingtonPark Parent Corp. ("New Parent") is an investment company under the Investment Company Act of 1940 ("Company Act"). Please provide further information needed to conduct an analysis under section 3(a)(1)(C) of the Company Act for Cowen, Ramius and New Parent, prior to, and giving effect to, the proposed transaction. In particular, list on an unconsolidated basis all assets held by each entity, including the assets of its subsidiaries, and the value you assign to each. In addition:

   (a) Please identify and explain any interests in the underlying funds that will be held directly or indirectly by New Parent or Former Ramius (as that term is used on page 6 of the amended S-4) after the transactions. For instance, please explain if interests in the underlying funds are limited to general partnership interests or if there are additional limited partnership interests, and the values of each. Will the Ramius LLC or Former Cowen (as that term is used on page 6 of the amended S-4) make contributions to the capital of the Ramius funds and/or Cowen Healthcare Royalty Partners, L.P. (see page 51 of the amended S-4) in connection with or apart from general partner interests? What are the values with regard to each underlying fund? Please describe the methodology used to value these interests and explain why that methodology was chosen. In addition, please discuss whether you intend to retain the services of an independent valuation agent, and if not, why not.

   (b) Please explain why an investment in New Parent is not equivalent to an investment in a fund of funds.

3. Please explain whether the transactions, which provide for Cowen and Ramius to combine into a new holding company, should be considered an indirect offering of one or more of the underlying entities. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

4.   Please explain why Cowen Capital Partners, LLC is not registered with the
        Commission as an investment adviser.

Risk Factors, page 23

If the transactions are not completed by December 31, 2009, either Cowen …, page 25

5.   This risk factor seems to cover the same risk as the first risk factor on page 23.
        Please consider combining these risk factors.

A continuation of recent turmoil in the financial markets could have a …, page 30

6.   Please describe specifically how a continuation of recent turmoil in the financial
        markets could adversely affect the financial position of Ramius, Cowen and/or the
        combined company.

Ramius may suffer losses in connection with the insolvency of …, page 35

7.   We note your response to our prior comment 19 and the added disclosure to this
        risk factor. To provide context regarding the loss associated with Lehman
        Brothers, please also disclose that the original total net equity claim was for $233
        million. Additionally, your disclosure on page 157 states that Ramius has valued
        the total net equity claim at an 80% discount, but this risk factor states that the
        total recoverable claim is approximately $70.3 million. Please advise us
        regarding the difference in figures.

Information about the Companies, page 49

Ramius, page 49

8.   We note that Ramius has sought to deliver consistent, risk-adjusted returns
        throughout a market cycle. Please disclose what you mean by the terms "risk-
        adjusted" and "market cycle."

Ramius's Investment Services and Products, page 50

9.   We note your response to our prior comment 21 and the added disclosure. Please
        additionally disclose an explanation of each type of Ramius' services and
        products. For example, what is a fund of fund? What services are provided by
        Ramius in its cash management and mortgage advisory business? If you include
        industry jargon in the body of your prospectus that is understood only by industry
        experts, please make every effort to concisely explain these terms where you first
        use them. In addition, please do not use technical terms or industry jargon in your
        explanations but instead explain in plain English the investment services and
        products that Ramius offers.

Notes to Unaudited Pro Forma Combined Financial Statements, page 58

10.   We note your response to comment 24. Please disclose the reasons the
        acquisition of Cowen will result in a bargain purchase gain in your next
        amendment to the extent that this scenario is still applicable. Refer to paragraph
        68(o) of SFAS 141(R) (FASB ASC 805-30-50-1).

Proposal 1: The Transactions, page 67

Background of the Transactions, page 67

11.   You disclose that on January 20, 2009, Mr. Malcolm had dinner with Mr.
        Solomon where issues related to the integration of the Cowen and Ramius
        management teams were discussed and the following day Mr. Malcolm spoke
        with Mr. Toffolon and other members of senior management of Cowen and it was
        determined, based on a number of factors both internal to Cowen and more
        general external factors, that Cowen would not pursue a business combination
        with Ramius at that time. Please additionally disclose the most important factors,
        both internal to Cowen as well as general external factors, which caused Cowen to
        initially decide not to pursue a business combination with Ramius.

12.   We note that as of February 3, 2009, Cowen was not interested in pursuing a
        business combination with Ramius but as of March 6, 2009, just over a month
        later, representatives of Cowen and Ramius were again discussing a business
        combination. Please provide additional disclosure as to the factors, events or
        people which caused this change and the reasons for this change.

13.   We note that at a meeting of the Board of Directors held on May 4, 2009, Sandler
        O'Neill and senior management of Cowen presented their due diligence findings
        to date and Sandler O'Neill presented its preliminary financial analysis of the
        potential transaction. Please disclose the major due diligence findings and
        summarize Sandler O'Neill's preliminary financial analysis of the transaction.

14.   You disclose that on multiple occasions during the month of May 2009, Ramius'
        real estate business was the subject of due diligence. Please additionally disclose
        the major subject areas related to the due diligence associated with Ramius' real
        estate business as well as the conclusions the various parties reached regarding
        Ramius' real estate business.

Opinion of Cowen's Financial Advisor, page 73

3. Pro Forma Transaction Analysis, page 83

15.   We note your response to our prior comment 43 and the added disclosure. Please
        also disclose that a substantial portion of the transaction fee payable to Sandler
        O'Neill is contingent upon consummation of the merger of Cowen and Ramius.

Management's Discussion and Analysis of Financial Condition and Results of Operations
of Ramius, page 148

Assets Under Management and Fund Performance, page 154

16.   We note your response to our prior comment 52 but do not believe that you have
        complied with the first part of that comment and therefore are reissuing it. One of
        the line items in the table on page 155 is "Net Performance." Please disclose how
        Net Performance is calculated.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Ramius, page 148

AAP Quarterly Comparison, page 160

Other Income (Loss), page 162

17.   In this section as well as in other sections in your MD&A you state that performance was affected by unrealized losses "due to marks" pertaining to certain portions of the private investment portfolio, such as real estate. Please revise to explain these losses in plain English.

Income (Loss) Attributable to Non-controlling Interests, page 165

18.   You disclose that income attributable to non-controlling interests increased $7.4 million due to improved operating performance of the Ramius consolidated funds and entities. However, it appears that net income generated by the consolidated Ramius Funds decreased in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. Please advise.

Incentive Income (Loss), page 174

19.   Please elaborate upon your discussion of the reversal of the incentive income allocation that resulted in a $7.2 million incentive income loss for the three months ended June 30, 2009. Please also make the revised disclosures to the comparison of six month segment information on page 176 and Note 12 to the unaudited financial statements on page F-100.

Note 2. Significant Accounting Policies, page F-13

Reimbursement from affiliates, page F-24

20.   Please quantify and disclose where you have recorded the expenses that have been reimbursed by your affiliates.

Note 20. Segment Reporting, page F-65

21.   Please include a footnote to explain the adjustment for "Reimbursement from affiliates."

Note 3. Investments and Fair Value Measurements for Ramius Operating Entities and Consolidated Ramius Funds, page F-81

(3) Equity method investments, page F-82

22.   Please identify the single significant investment accounted for using the equity method and tell us your basis for determining its significance.

Exhibit 5.1 Legal Opinion

23.   Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to "the General Corporation Law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Signatures, page II-6

24.   We note the filing does not include the signature of your principal executive officer, your principal financial officer or your controller or principal accounting officer. Please include these signatures in an amended Form S-4. If any person occupies more than one position, please indicate each capacity in which that person signs the registration statement. See Instructions 1 and 2 to the Signatures section of Form S-4.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

With respect to questions relating to our comments regarding the Investment Company Act or the Investment Advisers Act, please contact Holly L. Hunter-Ceci in the Division of Investment Management at (202) 551-6869. You may contact Kristi Marrone at 202-551-3429 or Dan Gordon, Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: David Shapiro, Esq.
       Alison M. Zieske, Esq.